November 9, 2011

Mr. Matt S. McNair
Attorney-Adviser
U.S. Securities and Exchange Commission
Washington, DC  20549

Re:	Cornerstone Bancshares, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 31, 2011
Form 10-Q for Fiscal Quarter Ended March 31, 2011
Filed May 16, 2011
File No. 000-30497

Dear Mr. McNair:

This letter will respond to your comments made in your telephone conversation with W. Scott McGinness, Jr. on November 8, 2011, and supplements our letter to you dated September 9, 2011.

1. This will confirm that in all future filings we will provide the information required by Item 401(e) of Regulation S-K.

2. This will confirm that our Chief Financial Officer is, and will be, a participant in the evaluation of the effectiveness of our disclosure controls and procedures for purposes of Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended.

Should you have any questions or comments concerning this letter, please do not hesitate to contact W. Scott McGinness, Jr. or Frank M. Williams, Cornerstone’s counsel, at (423) 785-8284 or (423) 785-8206, respectively.

Sincerely,

Cornerstone Bancshares, Inc.

By:	/s/ Nathaniel F. Hughes
Nathaniel F. Hughes, President and Principal Executive Officer

Cornerstone Bancshares, Inc.

By:	/s/ Gary W. Petty, Jr.
Gary W. Petty, Jr., Senior Vice President and Principal Financial Officer